SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 0-25186

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K     ☐ Form 11-K     ☐ Form 20-F     ☒ Form 10-Q     ☐ Form N-SAR

For Period Ended:	June 30, 2003 __________________________________________________________________________________

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:	______________________________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________________________

Part I.    Registrant Information

Full name of registrant:	Fisher Communications, Inc. _____________________________________________________________________________

Former name if applicable:	__________________________________________________________________________

Address of principal executive office (Street and number):

100 Fourth Avenue N., Suite 440

__________________________________________________________________________________________________

City, State and Zip Code:	Seattle, Washington 98109

Part II.    Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.    Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On July 18, 2003, Fisher Communications, Inc. (the “Company”) announced that it will record a charge reflecting impairment of goodwill upon adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, which was effective January 1, 2002, and accordingly will restate its financial results for 2002 and the first quarter of 2003. The Company also announced that it will file with the Securities and Exchange Commission an amended annual report on Form 10-K for the year ended December 31, 2002 and amended quarterly reports on Form 10-Q for the first, second and third quarters of 2002 and the first quarter of 2003. These matters are described in a press release dated July 18, 2003, included as Exhibit 99.1 in the Company’s Form 8-K filed on July 22, 2003 with the Securities and Exchange Commission. The Company is also working to respond to comments from the staff of the Securities and Exchange Commission in connection with the restatement.

The Company is preparing the restated financial statements and amended periodic reports and was not able to complete this process in the required time frame without unreasonable effort and expense because of the complexities of certain of the disclosures involved. The Company cannot complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 until it has completed the restatement of its financial results for 2002 and the first quarter of 2003 and responded to SEC comments. Management is working diligently to complete the restatement of its financial statements. The Company will use its best efforts to file the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 with the Securities and exchange Commission by August 19, 2003. If it is unable to file by that time, the Company will file the Form 10-Q as soon as practicable thereafter.

Part IV.    Other Information

(1)    Name and telephone number of person to contact in regard to this notification.

David D. Hillard, Chief Financial Officer	(206)	404-6780

(Name)	(Area code)	(Telephone number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Loss from continuing operations for the three months ended June 30, 2003 is expected to be $3,582,000, or $.41 per share. Including net losses from discontinued operations of $564,000, second quarter 2003 consolidated net loss is expected to be $4,146,000, or $.48 per share. These results include certain costs incurred in connection with the company’s restructuring, which amounted to approximately $1,350,000 after income tax effects. Net income for the three months ended June 30, 2002 was $3,520,000. Second quarter 2002 results include gain on derivative instruments amounting to $4,305,000 after income taxes.

Fisher Communications, Inc.

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2003	By:	/s/ DAVID D. HILLARD
David D. Hillard, Chief Financial Officer